UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), and Form F-1 (File No. 333-279153), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Resignation of Jesper Nissen

On July 31, 2024, Jesper Nissen tendered his resignation as the Interim Chief Financial Officer and Chief Operating Officer of Evaxion Biotech A/S (“Evaxion” or the “Company”), to be effective no earlier than October 31, 2024. Mr. Nissen’s resignation was for personal reasons and was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Company plans to initiate a search for a candidate to assume Mr. Nissen’s responsibilities as the Chief Financial Officer.

The Company thanks Mr. Nissen for his invaluable service as its Chief Financial Officer over the past year and as Chief Operating Officer over the past few years and wishes him well in his new endeavor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: August 2, 2024	By:	/s/ Christian Kanstrup
Christian Kanstrup
Chief Executive Officer